Exhibit 99.1

  News Release

BROOKFIELD INFRASTRUCTURE ANNOUNCES SALE OF TIMBER ASSETS FOR $640 MILLION

June 16, 2013 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that it has signed definitive agreements to sell its interest in its U.S. Pacific Northwest timberland operations for approximately $790 million. The buyer will assume Brookfield Infrastructure’s proportionate debt of approximately $320 million resulting in net proceeds from the transaction of approximately $470 million. This transaction is expected to be completed in July 2013. On June 7, 2013, Brookfield Infrastructure completed the sale of the remainder of its Canadian BC Coastal timberland operations for net proceeds of approximately $170 million. Brookfield Infrastructure will generate total proceeds before taxes of approximately $640 million from both transactions and upon closing, it will not hold any timberland assets.

“The sale of our timberland assets was an opportunity to further our strategy of monetizing lower yielding assets to recycle capital into our utilities, transport and energy businesses,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “These transactions enabled us to monetize our remaining timberland assets at attractive prices reflecting their most recent third-party appraisals. With our strong pipeline of investment opportunities, we will seek to re-invest these proceeds at our targeted, after-tax return on equity of 12% to 15% per annum.”

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Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy assets in North and South America, Australasia and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact: Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

 Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “will,” “seek,” “expect” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the sale of Brookfield Infrastructure’s U.S. and Canadian timber operations. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein and in the Registration Statement and prospectus supplement thereto. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.